Exhibit 4.2

Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
lululemon athletica inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock. The following description of our common stock is based on our certificate of incorporation and our bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. In addition, we have provided a summary of the terms of our special voting stock and preferred stock, which is also based on our certificate of incorporation and bylaws, because this summary may enable investors to understand the rights evidenced by our common stock. These summaries do not purport to be complete and are subject to and qualified by the provisions of our Certificate of Incorporation, our bylaws, and the applicable provisions of the Delaware General Corporation Law. We encourage you to read these for more information.
Common Stock
We are currently authorized to issue up to 400,000,000 shares of common stock, par value $0.005 per share.
Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders, and do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any holders of another class of shares, holders of our common stock are entitled to receive ratably only those dividends as may be declared by our board of directors out of funds legally available therefor, as well as any distributions to our stockholders. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any class of our shares that has a liquidation preference over our common stock.
Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.
Our common stock is quoted on the Nasdaq Global Select Market under the symbol "LULU."
Special Voting Stock
In connection with our reorganization in July 2007, Lulu Canada (our wholly-owned subsidiary) issued exchangeable shares to certain of our Canadian equity holders in July 2007 and we issued shares of special voting stock to those same holders. We intended the combination of special voting stock and exchangeable shares to be the economic equivalent to shares of our common stock.
We are currently authorized to issue up to 60,000,000 shares of special voting stock, par value $0.000005 per share.
Holders of shares of special voting stock are able to vote in person or by proxy on any matters put before holders of our common stock at any meeting of stockholders. Each share of special voting stock carries one vote.
Holders of special voting stock do not receive dividends or distributions from us or receive any consideration in the event of our liquidation, dissolution or winding-up. However, if we declare a dividend on our common stock, the holders of exchangeable shares will receive from Lulu Canada the same dividend, or an economically equivalent dividend, on their exchangeable shares.
Holders of exchangeable shares may require Lulu Canada to redeem each of its exchangeable shares in exchange for one share of our common stock plus a cash payment equal to any accrued and unpaid dividends on the exchangeable shares. When exchangeable shares are exchanged into shares of our common stock, a corresponding number of shares of special voting stock will be cancelled without consideration.
The terms of the exchangeable shares are described more fully in an exchange trust agreement and an exchangeable share support agreement, both of which are included as exhibits to our annual report on Form 10-K.
Preferred Stock
Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series.
We are currently authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share.
The rights, preferences and privileges of the preferred stock may be greater than the rights of our common stock. We cannot state the actual effect of our issuance of shares of preferred stock upon the rights of holders of common stock until our board of directors determines the specific rights of the holders of that preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in our control without further action by the stockholders.
Anti-Takeover Effects of Delaware law, Provisions of Our Certificate of Incorporation, and Bylaws
Certain provisions of our certificate of incorporation and bylaws and applicable provisions of the Delaware General Corporation Law may make it difficult for a third-party to acquire control of us or effect a change in our board of directors and management. These include provisions that do the following:

•	classify of our board of directors into three classes, with one class elected each year;

•	prohibit cumulative voting in the election of directors;

•	permit our board of directors to issue preferred stock without stockholder approval;

•	permit the removal of a director only for cause and only with the vote of the holders of at least 66 2/3% of our voting stock;

•	prohibit a special meeting of stockholders to be called by our stockholders;

•	prohibit stockholder action by written consent; and

•
require stockholders to comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place proposals on the agenda for consideration at any meeting of stockholders.

In addition, we are governed by Section 203 of the Delaware General Corporation Law which, subject to some specified exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring, or preventing a change in control that our stockholders might consider to be in their best interests.